UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ELEVEN BIOTHERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

286221106

(CUSIP Number)

February 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 286221106	Page 2 of 8

1. Names of Reporting Persons: JAFCO Super V3 Investment Limited Partnership (“JAFCO Super V3”)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,956,626 shares[1], except that JAFCO Co., Ltd. (“JAFCO Co., Ltd.”), the general partner of JAFCO Super V3, may be deemed to have sole power to vote these shares.
6. Shared Voting Power See response to row 5.
7. Sole Dispositive Power 1,956,626 shares[1], except that JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to dispose of these shares.
8. Shared Dispositive Power See response to row 7.
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,626[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 12.0%[2]
12. Type of Reporting Person PN

1         Represents the number of shares owned by JAFCO Super V3 as of February 10, 2015.

2         This percentage is calculated based upon the number of shares owned by JAFCO Super V3 as of February 10, 2015 and 16,289,359 shares of the Issuer’s common stock outstanding as of November 6, 2014 as reported in the Issuer’s Form 10-Q filed on November 14, 2014.

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CUSIP No. 286221106	Page 3 of 8

1. Names of Reporting Persons: JAFCO Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power

1,956,626 shares[1], all of which are directly owned by JAFCO Super V3.  JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to vote these shares.

6. Shared Voting Power See response to row 5.

7.  Sole Dispositive Power

1,956,626 shares[1], all of which are directly owned by JAFCO Super V3.  JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to dispose of these shares.

8. Shared Dispositive Power See response to row 7.
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,626[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 12.0%[2]
12. Type of Reporting Person OO

1         Represents the number of shares owned by JAFCO Super V3 as of February 10, 2015.

2         This percentage is calculated based upon the number of shares owned by JAFCO Super V3 as of February 10, 2015 and 16,289,359 shares of the Issuer’s common stock outstanding as of November 6, 2014 as reported in the Issuer’s Form 10-Q filed on November 14, 2014.

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CUSIP No. 286221106	Page 4 of 8

ITEM 1.

(a) Name of Issuer:

Eleven Biotherapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices:

215 First Street, Suite 400

Cambridge, MA 02142

ITEM 2.

(a) Name of Persons Filing:

This Statement is filed by JAFCO Super V3 Investment Limited Partnership (“JAFCO Super V3”) and JAFCO Co., Ltd. (“JAFCO Co., Ltd.”). The foregoing entities are collectively referred to as the “Reporting Persons.”

JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JAFCO Super V3.

(b) Address of Principal Business Office, or if None, Residence:

The address for each of the Reporting Persons is:

Otemachi First Square West Tower 11F

1-5-1, Otemachi Chiyoda-Ku

Tokyo, Japan 100-0004

(c) Citizenship: Japan

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 286221106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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CUSIP No. 286221106	Page 5 of 8

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

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CUSIP No. 286221106	Page 6 of 8

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 286221106	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015

JAFCO Super V3 Investment Limited Partnership

By: JAFCO Co., Ltd.
Its: General Partner

/s/ Hironori Hozoji
Hironori Hozoji
Principal

February 13, 2015

JAFCO Co., Ltd.

By:	/s/ Hironori Hozoji
Hironori Hozoji
Principal

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CUSIP No. 286221106	Page 8 of 8

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2015

JAFCO Super V3 Investment Limited Partnership

By: JAFCO Co., Ltd.
Its: General Partner

By:	/s/ Hironori Hozoji
Hironori Hozoji, Principal

JAFCO Co., Ltd.

By:	/s/ Hironori Hozoji
Hironori Hozoji, Principal